November 4, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant
Myra Moosaripara, Staff Accountant
John Archfield, Staff Accountant

Re:	Skechers U.S.A., Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-14429

Ladies and Gentlemen:

We submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 21, 2015, relating to the above referenced Annual Report on Form 10-K filed with the Commission on February 27, 2015 (the “Annual Report”) for Skechers U.S.A., Inc. (the “Company”).

Set forth below are the Company’s responses to the Staff’s comments. This letter restates each comment of the Staff, followed by the Company’s response. All references to page numbers in this response are to the pages of the Annual Report.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 35

1.	During the year ended December 31, 2014, you recorded $77.6 million of earnings before taxes from Jersey, an increase of 207% from December 31, 2013. We also note the earnings before taxes from Jersey represent 40.5% of total earnings before taxes. In addition, we note that you do not report any sales from Jersey in your segment disclosures in Note 13. In future filings, please enhance your MD&A disclosure to describe the reason(s) why a significant portion of your earnings before income taxes was earned in Jersey while you do not separately report any sales from Jersey. Also revise your segment footnote in future filings to describe the basis used to attribute foreign revenues, pursuant to ASC 280-10-55-22. Please provide draft disclosure to be included in future filings.

Division of Corporation Finance

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

November 4, 2015

Response: Each of the Company’s subsidiaries may earn revenue from external net sales and external royalties, or from inter-subsidiary net sales, royalties, fees and commissions provided in accordance with inter-subsidiary agreements. The resulting earnings of each subsidiary in its respective country is recognized under each respective country’s tax code. The Company’s subsidiaries in Jersey earn revenues only from inter-subsidiary royalties and commissions. Inter-subsidiary revenues and expenses subsequently are eliminated in the Company’s consolidated financial statements.

The Company proposes the following disclosure pertaining to the fiscal year ended December 31, 2014, which the Company intends to include in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations. The disclosure below is as shown on page 37 in the Annual Report (with text marked for changes against the previously filed Annual Report, which is included for illustrative purposes only). The intended disclosure will be prepared on a basis substantially consistent with the following:

“For 2014, of our $108.6 million in earnings before income tax earned outside the U.S., $77.6 million was earned in Jersey, which does not impose a tax on corporate earnings. In Jersey, earnings before income taxes increased by $52.2 million, or 206%, to $77.6 million for 2014 from $25.3 million for 2013. This increase was primarily attributable to the Company experiencing an increase of $239.8 million in net sales in the “Other international” geographic area for 2014 (see Footnote 13), which resulted in a significant increase in earnings before income taxes in Jersey from royalties and commissions under the terms of inter-subsidiary agreements. Due to the scalability of our operations, increases in net sales in the “Other international” geographic area from 2013 to 2014 resulted in a disproportionately greater increase in earnings before income taxes in Jersey. In addition, there were foreign losses of $13.0 million for which no tax benefit was recognized during the year ended December 31, 2014 because of the provision of offsetting valuation allowances. Individually, none of the other foreign jurisdictions included in “Other jurisdictions” in the table above had more than 5% of our 2014 consolidated earnings (loss) before taxes.”

The relevant subsections of FASB 280-10-55-22 are included in italics as part of this response.

“ASC 280-10-55-22 Paragraph 280-10-50-41 requires disclosure of revenues from external customers attributed to all foreign countries in total from which the public entity derives revenues and separate disclosure of revenues from external customers attributed to an individual foreign country if material. In determining the revenues attributed to foreign countries, a public entity may allocate revenues from external customers to geographic areas in whatever way it chooses (for example, by selling location, customer location, or the location to which the product is transported, which may differ from the location of the customer), as long as that method is reasonable, consistently applied, and disclosed.”

Division of Corporation Finance

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

November 4, 2015

The Company attributes external net sales to geographic regions based on the location of the Company subsidiaries. Accordingly, in response to the Staff’s comment, the Company will revise its disclosure in future filings under the segment footnote in the Notes to Consolidated Financial Statements, substantially consistent with the following:

“(1) The Company has subsidiaries in Austria, Belgium, Brazil, Canada, Chile, France, Germany, Hungary, Italy, Japan, the Netherlands, Panama, Portugal, Spain, Switzerland, and the United Kingdom that generate net sales within those respective countries and in some cases the neighboring regions. The Company has joint ventures in China, Hong Kong, India, Malaysia, Singapore, and Thailand that generate net sales from those countries. The Company also has a subsidiary in Switzerland that generates net sales from that country in addition to net sales to distributors located in numerous non-European countries. External net sales are attributable to geographic regions based on the location of each of the Company’s subsidiaries. A subsidiary may earn revenue from external net sales and external royalties, or from inter-subsidiary net sales, royalties, fees and commissions provided in accordance with certain inter-subsidiary agreements. The resulting earnings of each subsidiary in its respective country are recognized under each respective country’s tax code. Inter-subsidiary revenues and expenses subsequently are eliminated in the Company’s consolidated financial statements and are not included as part of the external net sales reported in different geographic areas.”

Income Taxes, page 36

2.	We note the significant changes between comparable periods in the earnings (loss) before income taxes from certain income tax jurisdictions. In future filings, please discuss and quantify the individually significant items that caused the period-to-period changes. Please provide draft disclosure to be included in future filings.

Response:

The Company notes that it has experienced significant revenue increases in recent years in its “Other international” geographic area, consisting of Switzerland, the United Kingdom, Germany, Austria, France, Spain, Portugal, Italy, the Netherlands, China, Hong Kong, Malaysia, Singapore, Thailand, Brazil, Chile, Vietnam, India and Japan. These increases have resulted in significant fluctuations in the earnings (loss) before income taxes of Company subsidiaries in certain income tax jurisdictions due to inter-subsidiary agreements. The Company respectfully refers the Staff to the Company’s response to comment number 1 above for the disclosure it intends to include in future filings.

*  *  *  *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

November 4, 2015

Please do not hesitate to contact me at: (310) 318-3100 if you have any questions regarding this letter or the Annual Report.

Very truly yours,

/s/ David Weinberg
David Weinberg
Chief Financial Officer,
Skechers U.S.A., Inc.

cc:	Philip Paccione (Skechers U.S.A., Inc.)
Ted Weitzman (Skechers U.S.A., Inc.)
Michael Primeaux (Skechers U.S.A., Inc.)